

June 28, 2023

Walter S. Hulse, III
Chief Financial Officer
ONEOK, Inc.
100 West Fifth Street
Tulsa, OK 74103

      Re: ONEOK, Inc.
          Registration Statement on Form S-4
          Filed June 20, 2023
          File No. 333-272758

Dear Walter S. Hulse:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Anne Peetz